SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 2)

Boise Inc.
(formerly known as Aldabra 2 Acquisition Corp.)
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

01408A202 (Common Stock)
(CUSIP Number)

Kramer Levin Naftalis & Frankel LLP
1177 Avenue of the Americas
New York, New York 10019
Attn: Philip Weingold
212-715-9100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 12, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box:  ☐.

(Continued on following pages)

1)	NAME OF REPORTING PERSON
Nathan Leight

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐

(b) ☐

3)	SEC USE ONLY

4)	SOURCE OF FUNDS	PF, OO

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

	7)	SOLE VOTING POWER
NUMBER OF		4,936,347*
SHARES
BENEFICIALLY	8)	SHARED VOTING POWER
OWNED BY		0
EACH
REPORTING	9)	SOLE DISPOSITIVE POWER
PERSON		4,936,347*
WITH
	10)	SHARED DISPOSITIVE POWER
		0

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,936,347*

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.58%**

14)	TYPE OF REPORTING PERSON
IN

*Includes Warrants to purchase 1,502,900 shares of Common Stock which are currently exercisable.  Excludes 1,724,944 shares of Common Stock held by Elizabeth Leight TTEE U/A DTD 4/13/1998 Leight Family 1998 Irrevocable Trust of which the reporting person’s wife is a trustee and as to which the reporting person disclaims beneficial ownership.

** Based on 84,434,691 shares of Common Stock issued and outstanding as of the date hereof, plus and assuming exercise of the Reporting Person’s Warrants to purchase 1,502,900 shares of Common Stock.

Item 1.                     Security and Issuer.

This Amendment No. 2 amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on December 3, 2008 by and on behalf of Terrapin Partners Venture Partnership, Jason Weiss and Nathan Leight with respect to shares of common stock, par value $0.0001 per share (the “Common Stock”), of Boise Inc. (formerly known as Aldabra 2 Acquisition Corp., or “Aldabra”), a Delaware corporation (the “Company”).  The principal executive offices of the Company are located at 1111 W. Jefferson Street, Boise, Idaho 83728.

Item 2.                     Identity and Background

Item 2 is hereby amended and restated in its entirety as follows:

(a) - (c) This Statement is being filed by Nathan Leight.

As of the date of this filing, Mr. Leight is the beneficial owner of, in the aggregate, 4,936,347 shares of Common Stock, representing approximately 5.58% of the shares of Common Stock presently outstanding.

Mr. Leight is a director of the Company.  The business address of Mr. Leight is 60 Edgewater Drive, Unit TFK, Coral Gables, FL 33133.

(d) - (e)  During the last five years, Mr. Leight has neither been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors), nor was he a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding Mr. Leight was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Mr. Leight is a citizen of the United States.

Mr. Leight, together with Terrapin Partners Venture Partnership (the “Partnership”) and Jason Weiss, was a filing party with respect to a Schedule 13D filed on December 3, 2008, as amended on February 27, 2009 (the “Prior 13D”), which this Amendment No. 2 amends further.   Messrs. Leight and Weiss and the Partnership identified themselves as members of a group in the Prior 13D.  As reported the Prior 13D, Terrapin Partners Venture Partnership distributed all remaining shares of Common Stock that it held on February 23, 2009.   As of June 12, 2009, Messrs. Leight and Weiss agreed to end their business relationship, and the group reported in the Prior 13D dissolved at such time.  Accordingly, this Amendment No. 2 reports only shares of Common Stock beneficially owned by Mr. Leight, and Mr. Weiss is filing a separate Schedule 13D which reports only shares of Common Stock beneficially owned by him.

Item 4                      Purpose of Transaction.

Item 4 is hereby amended to add the following:

On May 2, 2008 and March 16, 2009, Mr. Leight received awards of 36,100 and 232,558 shares, respectively, of Common Stock under the Boise Inc. Incentive and Performance Plan.  Mr. Leight paid no consideration for such shares.

Item 5.                     Interest in Securities of the Issuer.

Item is hereby amended and restated in its entirety as follows:

(a)  As a result of the transactions described in Item 4 above, as amended, Mr. Leight may be deemed to beneficially own an aggregate of 4,936,347 shares of Common Stock (including in respect of Warrants to purchase 1,502,900 shares of Common Stock which are currently exercisable), or 5.58% of the outstanding Common Stock.  Mr. Leight disclaims beneficial ownership of 1,724,944 shares of Common Stock held by Elizabeth Leight TTEE U/A DTD 4/13/1998 Leight Family 1998 Irrevocable Trust of which his wife is a trustee.

(b)  Mr. Leight has the sole power to vote or to direct the vote of and to dispose or direct the disposition of all of the shares of Common Stock he may be deemed to beneficially own as reported herein.  Mr. Leight disclaims beneficial ownership of any such shares of Common Stock except to the extent of his pecuniary interest therein, and the inclusion of such shares of Common Stock in this report shall not be deemed to be an admission that Mr. Leight has beneficial ownership of such shares for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, or for any other purpose.

(c) Except as described above in Item 4, as amended hereby, Mr. Leight has not effected any transaction in the Common Stock during the sixty days preceding the filing of this Schedule 13D.

(d) Not applicable.

(e) Not applicable.

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated:  December ___, 2009

NATHAN LEIGHT